SOUTHEASTERN ROAST AND BREWERY L.L.C.

(DBA SOUTHEASTERN ROASTERY)

2018 FEDERAL INCOME TAX INFORMATION

Total income: -$4,541

Total taxable income: $0

Total tax: $0

I, Candice Schibli, certify that the above information accurately reflects the information reported on the 2018 federal income tax returns of Southeastern Roast and Brewery L.L.C.

Signature: *Candy Schbili*

Name: Candice Schibli
Title: Sole Member of Southeastern Roast and Brewery L.L.C.

Date: *3/7/2020*

E-Signature Details

Signed by: Candy Schibli
Sent to email: candy@southeasternroastery.com
IP Address: 73.163.192.160
Signed at: Mar 7 2020, 9:06 am CST